UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AsiaInfo Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

04518A104

(CUSIP Number)

Edward Tian

c/o China Broadband Capital Partners, L.P.

28/F, CITIC Tower

1 Tim Mei Avenue, Central

Hong Kong

Telephone: +852-22379393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SEC 1746(3-06)

CUSIP No. 04518A104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Edward Tian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER:

5,273,503 (1)
8. SHARED VOTING POWER:

6,223,184 (2)
9. SOLE DISPOSITIVE POWER:

5,273,503 (1)
10. SHARED DISPOSITIVE POWER:

2,198,079 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,471,582
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.2% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes: (i) 2,368,871 shares of common stock, $0.01 par value of the issuer (the “Common Stock”) directly held by Edward Tian, (ii) 4,000 shares of Common Stock held in a revocable trust for the benefit of Mr. Tian’s daughter, Stephanie Tian, (iii) 2,235,632 shares of Common Stock beneficially held through PacificInfo Limited, a company organized and existing under the laws of the British Virgin Islands, which is wholly-owned by Mr. Tian, (iv) 360,000 shares of Common Stock that Mr. Tian is entitled to acquire upon exercise of fully vested stock options to purchase shares of Common Stock, which expire on October 4, 2009, (v) 300,000 shares of Common Stock that Mr. Tian is entitled to acquire upon exercise of fully vested stock options to purchase shares of Common Stock, which expire on November 15, 2007, and (vi) 5,000 shares of Common Stock underlying restricted stock units that will vest in four tranches of 25% each, on December 26, 2006, 2007, 2008 and 2009.
(2)	Includes: (i) 2,198,079 shares of Common Stock held by Mr. Tian’s spouse, Jean Qin Kong and (ii) 4,025,105 shares of Common Stock held by CITIC Capital MB Investment Limited (“CITIC”). Pursuant to the Proxy Agreement between Mr. Tian and CITIC dated October 9, 2006, attached hereto as Exhibit D, Mr. Tian holds a revocable proxy to vote the shares of Common Stock held by CITIC. Mr. Tian does not have dispositive power with respect to the shares of Common Stock held by CITIC and disclaims beneficial ownership of those shares.
(3)	Based upon a total of 43,459,760 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on November 6, 2006 (42,794,760), as disclosed by the Company in its report on Form 10-Q for the quarterly period ending September 30, 2006 and assumes the exercise of options and the vesting of restricted stock units representing 665,000 shares of Common Stock.

CUSIP No. 04518A104

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock (“Common Stock”) of AsiaInfo Holdings, Inc., a Delaware corporation (“AsiaInfo” or the “Issuer”). The principal executive offices of the Issuer are located at 4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, China.

Item 2. Identity and Background

(a) This Statement is being filed by Mr. Edward Tian (the “Reporting Person”). This Statement relates solely to, and is being filed for the investment by, the Reporting Person. This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by the Reporting Person.

(b) The business address for the Reporting Person is c/o China Broadband Capital Partners, L.P., 15/F Building A, Corporate Square, 35 Financial Street, Xicheng District, Beijing 100032, China.

(c) The principal employment of the Reporting Person is as the Chairman of China Broadband Capital Partners, L.P.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 3. The total amount of funds used for the acquisition of the securities ultimately retained by the Reporting Person as described in Item 4 was $10,619,512. The source of funds for the transactions of the Reporting Person described in this Statement were the Reporting Person’s personal funds.

Item 4. Purpose of Transaction

Pursuant to a Stock Purchase Agreement, dated as of September 30, 2006, among CITIC Capital MB Investment Limited (“CITIC”), Warburg, Pincus Ventures L.P. and Warburg Pincus Ventures International L.P. (collectively “Warburg”), as amended on October 30, 2006 (the “SPA”), Warburg agreed to sell, subject to the terms and conditions set forth in the SPA, an aggregate of 8,050,210 shares of Common Stock (the “Purchased Shares”) to CITIC, its affiliates and/or assignees for an aggregate purchase price of $38,238,497.50 (representing a per share purchase price of $4.75). A copy of the SPA is attached hereto as Exhibit A and A-1 and is incorporated by reference in its entirety into this Item 4.

In connection with the SPA, CITIC entered into a Stockholders Agreement, dated as of October 9, 2006, with PacificInfo Limited, a company organized and existing under the laws of the British Virgin Islands (“PacificInfo”), as amended on October 31, 2006 (the “SHA”). PacificInfo is a holding company wholly-owned by the Reporting Person. Pursuant to the SHA, among other things, CITIC committed to assign its rights, interests, and obligations under the SPA with respect to up to 4,025,105 shares of Common Stock to PacificInfo (the “Assigned Shares”). A copy of the SHA is attached hereto as Exhibit B and B-1 and is incorporated by reference in its entirety into this Item 4.

CUSIP No. 04518A104

On October 31, 2006, CITIC assigned all its rights, interests and obligations under the SPA with respect to 2,315,789 Assigned Shares to PacificInfo, and PacificInfo agreed to accept such assignment and to assume all of CITIC’s rights and obligations with respect to such Assigned Shares (the “First Assignment”). A copy of the First Assignment is attached hereto as Exhibit C and is incorporated by reference in its entirety into this Item 4. On November 19, 2006, CITIC assigned all its rights, interests and obligations under the SPA with respect to 1,709,316 Assigned Shares to PacificInfo, and PacificInfo agreed to accept such assignment and to assume all of CITIC’s rights and obligations with respect to such Assigned Shares (the “Second Assignment”). A copy of the Second Assignment is attached hereto as Exhibit C-1 and is incorporated by reference in its entirety into this Item 4.

In November of 2006, PacificInfo entered into five assignment agreements with other investors under which PacificInfo assigned to those investors all of its rights, interests and obligations under the SPA with respect to an aggregate of 1,789,473 Assigned Shares, in each case for a per share purchase price of $4.75. Specifically, PacificInfo entered into the following assignment agreements with the following investors: (i) an Assignment and Assumption Agreement dated November 21, 2006 with Mrs. Wendi Murdoch, under which PacificInfo assigned all of its rights, interests and obligations under the SPA with respect to 105,263 Assigned Shares; (ii) an Assignment and Assumption Agreement dated November 20, 2006 with Joy Power International Limited, a company organized under the laws of the Commonwealth of the Bahamas, under which PacificInfo assigned all of its rights, interests and obligations under the SPA with respect to 631,579 Assigned Shares; (iii) an Assignment and Assumption Agreement dated November 21, 2006 with Mr. James Ding, under which PacificInfo assigned all of its rights, interests and obligations under the SPA with respect to 210,526 Assigned Shares; (iv) an Assignment and Assumption Agreement dated November 29, 2006 with Fidelity Asia Principals L.P., under which PacificInfo assigned all of its rights, interests and obligations under the SPA with respect to 30,274 Assigned Shares; and (v) an Assignment and Assumption Agreement dated November 29, 2006 with Fidelity Asia Ventures Fund L.P., under which PacificInfo assigned all of its rights, interests and obligations under the SPA with respect to 811,831 Assigned Shares. The foregoing assignment agreements are attached hereto as Exhibits C-2 through C-6. The Reporting Person did not retain any rights or interest in the 1,789,473 Assigned Shares so assigned. As a result of these transactions, the Reporting Person transferred all of his rights, interests and obligations with regard to 1,789,473 Assigned Shares and ultimately retained in the assignment from CITIC 2,235,632 Assigned Shares of Common Stock, which are included in the shares reported as beneficially owned by the Reporting Person pursuant to Item 5 of this Statement. The closing of the share transfers from Warburg to CITIC, PacificInfo and the various assignees of PacificInfo described above were completed simultaneously on November 30, 2006.

CUSIP No. 04518A104

The Reporting Person has entered into the transactions described in this Statement for general investment purposes. Depending on market conditions, his continued evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional securities of the Issuer. Additionally, if the Issuer determines to explore strategic alternatives, the Reporting Person may or may not participate in any process established by the Issuer. Except as otherwise described herein, the Reporting Person does not have any present plan or proposal that relates to or would result in the following (collectively, the “Extraordinary Events”):

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

However, from time to time, the Reporting Person might initiate and/or participate in any Extraordinary Events.

CUSIP No. 04518A104

Item 5. Interest in Securities of the Issuer

(a) – (b) The information set forth in items 7, 8, 9, 10, 11 and 13 of the cover page to this Statement are incorporated herein by reference.

(c) The information set forth in Item 4 of this Statement is hereby incorporated herein by reference. To the best of the Reporting Person’s knowledge, other than as reported in this Statement there have been no transactions effected with respect to any Common Stock during the past 60 days by any of the persons named in response to Item 5(a) above.

(d) To the best of the Reporting Person’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, with respect to shares of Common Stock beneficially owned by the Reporting Person.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Item 4 is hereby incorporated by this reference in its entirety in this Item 6.

Pursuant to the SHA described in Item 4, CITIC entered into a Proxy Agreement (the “Proxy”), dated as of November 30, 2006, with the Reporting Person, pursuant to which CITIC granted the Reporting Person a revocable proxy with respect to the 4,025,105 Purchased Shares that were not Assigned Shares. A copy of the Proxy is attached hereto as Exhibit D and is incorporated by reference in its entirety into this Item 6. As a result, the Reporting Person acquired shared voting power with respect to an additional 4,025,105 shares of Common Stock, which are included in Item 5 of this Statement.

Pursuant to the SHA, CITIC entered into a Guarantee & Lockup Agreement (the “GLA”), dated as of October 9, 2006, with the Reporting Person, in which the Reporting Person irrevocably, absolutely, and unconditionally guaranteed as principal obligor and not merely as surety, the full, prompt and complete payment of all amounts payable by PacificInfo under the SPA. A copy of the GLA is attached hereto as Exhibit E and is incorporated by reference in its entirety into this Item 4.

On November 29, 2006, the Issuer entered into a Strategic Investors’ Agreement (the “SIA”) with CITIC and PacificInfo. The SIA governs the ownership and disposition by CITIC and PacificInfo of the Purchased Shares retained by them, and the relationship among the Issuer, CITIC and PacificInfo. Under the SIA section 8.1, CITIC will have the right to appoint to the board of directors of the Issuer a representative of CITIC reasonably acceptable to the Issuer and the Nominating and Corporate Governance Committee of the Issuer. The Issuer has agreed to nominate and recommend to its stockholders the election of such nominee to its board, or a replacement identified by CITIC that is reasonably acceptable to the Issuer and the Nominating Corporate Governance Committee of the Issuer, at the Issuer’s next annual meeting, for no less than one complete three-year term. In addition, under the SIA, CITIC and PacificInfo will have certain registration rights. The SIA provides that CITIC and PacificInfo will be subject to transfer restrictions for one year with respect to 50% of the Purchased Shares retained by them, and for two years with respect to the other 50%. In addition, CITIC and PacificInfo are subject to a standstill agreement for 24 months and the Purchased Shares retained by CITIC and PacificInfo are subject to a right of first offer in favor of the Issuer. A copy of the SIA is attached hereto as Exhibit F and is incorporated by reference in its entirety into this Item 6.

Other than as described in this Statement, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exh. No.	Document
A	Stock Purchase Agreement, dated as of September 30, 2006, among CITIC Capital MB Investment Limited, Warburg, Pincus Ventures L.P. and Warburg, Pincus Ventures International, L.P.

A-1	Amendment to Stock Purchase Agreement, dated as of September 30, 2006, among CITIC Capital MB Investment Limited, Warburg, Pincus Ventures L.P. and Warburg, Pincus Ventures International, L.P., as amended on October 30, 2006.

B	Stockholders Agreement, dated as of October 9, 2006, between CITIC Capital MB Investment Limited and PacificInfo Limited.

B-1	Amendment to Stockholders Agreement, dated as of October 9, 2006, between CITIC Capital MB Investment Limited and PacificInfo Limited, as amended on October 31, 2006.

C	Assignment and Assumption Agreement dated October 31, 2006 between CITIC Capital MB Investment Limited and PacificInfo Limited with respect to 2,315,789 shares of Common Stock.

C-1	Assignment and Assumption Agreement dated November 19, 2006 between CITIC Capital MB Investment Limited and PacificInfo Limited with respect to 1,709,316 shares of Common Stock.

CUSIP No. 04518A104

C-2	Assignment and Assumption Agreement dated November 17, 2006 between PacificInfo Limited and James Ding with respect to 210,526 shares of Common Stock.

C-3	Assignment and Assumption Agreement dated November 20, 2006 between PacificInfo Limited and Joy Power International Limited with respect to 631,579 shares of Common Stock.

C-4	Assignment and Assumption Agreement dated November 21, 2006 between PacificInfo Limited and Wendi Murdoch with respect to 105,263 shares of Common Stock.

C-5	Assignment and Assumption Agreement dated November 29, 2006 between PacificInfo Limited and Fidelity Asia Principals Fund L.P. with respect to 30,274 shares of Common Stock.

C-6	Assignment and Assumption Agreement dated November 29, 2006 between PacificInfo Limited and Fidelity Asia Ventures Fund L.P. with respect to 811,831 shares of Common Stock.

D	Proxy Agreement, dated as of November 30, 2006, between CITIC Capital MB Investment Limited and Mr. Edward Tian.

E	Guarantee & Lockup Agreement, dated as of October 9, 2006, between CITIC Capital MB Investment Limited and Mr. Edward Tian.

F	Strategic Investors’ Agreement, dated as of November 29, 2006, among CITIC Capital MB Investment Limited, PacificInfo Limited and AsiaInfo Holdings, Inc. (incorporated by reference to Exhibit 10.2 of AsiaInfo’s Form 8-K, filed November 30, 2006).

CUSIP No. 04518A104

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this Statement is true, complete and correct.

Dated: December 11, 2006

/s/ Edward Tian
Edward Tian